

Mail Stop 4561

February 23, 2017

Patrick Goepel
Chief Executive Officer
Asure Software, Inc.
110 Wild Basin Road, Suite 100
Austin, Texas 78746

> **Re:** **Asure Software, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 15, 2017**
> **File No. 333-216075**

Dear Mr. Goepel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Jeffrey C. Robbins
       Messerli & Kramer P.A.